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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                       SMART CHOICE AUTOMOTIVE GROUP, INC.
                      -------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   831686 10 0
                                  -------------
                                 (CUSIP NUMBER)

1.       Name of Reporting Person and I.R.S. Identification Number:

         Finova Mezzanine Capital Inc., successor in interest to Sirrom Capital Corporation - Taxpayer I.D. No. 62-1648441

2.       Check the Appropriate Row if a Member of a Group:
         (A)    N/A
         (B)    N/A

3.       SEC Use Only:

4.       Citizenship or Place of Organization:

         Tennessee

Number of Shares Beneficially Owned by each Reporting Person With:

5.       Sole Voting Power - 23,434,449

6.       Shared Voting Power - 23,434,449

7.       Sole Dispositive Power - 23,434,449

8.       Shared Dispositive Power - 23,434,449

9.       Aggregate Amount Beneficially Owned by each Reporting Person:

         23,434,449 shares of common stock



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10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
         N/A

11.      Percent of Class Represented by Amount in Row 9: 47.84%

12.      Type of Reporting Persons: IV



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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 AMENDMENT NO. 2

ITEM 1.

     (A)      NAME OF ISSUER:
              Smart Choice Automotive Group, Inc.

     (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              5200 South Washington Avenue
              Titusville, Florida 32780

ITEM 2.

     (A)      NAME OF PERSON FILING:
              Finova Mezzanine Capital Inc., successor in interest to Sirrom Capital Corporation

     (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:
              500 Church Street
              Suite 200
              Nashville, TN 37219

     (C)      CITIZENSHIP/ STATE OF ORGANIZATION:
              Tennessee

     (D)      TITLE OF CLASS OF SECURITIES:
              Common stock, par value $0.01 per share

     (E)      CUSIP NUMBER:
              831686 10 0

ITEM 3.       FILING PURSUANT TO RULE 13D-1(B)

              This statement is filed pursuant to Rule 13d-1(b). The person filing is an investment company registered under Section 8 of the Investment Company Act.

ITEM 4.       OWNERSHIP:

     (A)      Amount Beneficially Owned: 23,434,449 shares

     (B)      Percent of Class: 47.84%

     (C)      Number of Shares as to Which such Person has:



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             (i)    Sole power to vote or direct the vote: 23,434,449

             (ii)   Shared power to vote or direct the vote: 0

             (iii)  Sole power to dispose or direct the disposition of:
                    23,434,449

             (iv)   Shared power to dispose or to direct the disposition of: 0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
             N/A

ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
             N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
             COMPANY:
             N/A

ITEM 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
             N/A

ITEM 9       NOTICE OF DISSOLUTION OF GROUP:
             N/A

ITEM 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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                                   SIGNATURE:

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: January 12, 2000                   FINOVA MEZZANINE CAPITAL INC.

                                          By: /s/ Bruce T. Dicks
                                          Name: Bruce T. Dicks
                                          Title: Vice President